November 16, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:          Starwood Commercial Mortgage Depositor, LLC
 Registration Statement on Form SF-3
File No. 333-213540

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as Registrant, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 4:00 p.m. (Eastern time) on November 21, 2016, or as soon as practicable thereafter.

Very truly yours,

STARWOOD COMMERCIAL MORTGAGE DEPOSITOR, LLC

By:	/s/ Jeremy Beard
	Name:	Jeremy Beard
	Title:	Chief Executive Officer

Starwood Shelf Acceleration Request